Exhibit 12.1

THE TRAVELERS COMPANIES, INC. AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Three Months Ended March 31,
(in millions, except ratios)	2018	2017
Income before income taxes	$778	$760
Interest	89	89
Portion of rentals deemed to be interest	16	15
Income available for fixed charges	$883	$864
Fixed charges:
Interest	$89	$89
Portion of rentals deemed to be interest	16	15
Total fixed charges	$105	$104
Ratio of earnings to fixed charges	8.39	8.28

The ratio of earnings to fixed charges is computed by dividing income available for fixed charges by the total fixed charges. For purposes of this ratio, fixed charges consist of interest and that portion of rentals deemed representative of the appropriate interest factor.

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